701 N. Lilac Drive
P.O. Box 1452
Minneapolis, MN
55440-1452

T: Direct: 763.540.1204
F: Direct: 763.513.1811

October 20, 2016

Mr. Terence O’Brien, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO RULE 83 BY TENNANT COMPANY

VIA EDGAR AND OVERNIGHT DELIVERY

Re:	Tennant Company
Form 10-K for the Year Ended December 31, 2015
Filed February 29, 2016
Form 10-Q for the Period Ended June 30, 2016
Filed July 28, 2016
File No. 1-16191

Dear Mr. O’Brien:
Tennant Company, a Minnesota corporation (the “Company”), hereby responds to the Staff’s comment letter dated September 21, 2016. This letter contains the responses to the Staff’s comments. The comments in the comment letter have been reproduced here in italics and the Company’s responses are detailed under those comments.

Because of the sensitive nature of the information contained in certain parts of this letter, this submission is accompanied by a request for confidential treatment for such information. We are requesting confidential treatment for certain parts of this letter, as indicated by an asterisk (*), with respect to the Freedom of Information Act (the “FOIA”) and have filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request. In the event that the staff receives a request for access to the confidential portions herein, whether pursuant to the FOIA or otherwise, we respectfully request that we are notified immediately, so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such information to me.

Form 10-K for the year ended December 31, 2015

Management’s Discussion and Analysis, page 10

Liquidity and Capital Resources, page 11

1.
In your discussion of operating cash flows, you discuss the impact of changes in inventories and refer to an increase in inventories. However, the amounts reported on your balance sheets as of December 31, 2014 and December 31, 2015, indicate that there was a decrease at December 31, 2015. It appears that one factor may be the impact of foreign currency. In this regard, please better clarify in your disclosures why you are referring to an increase in inventories and reflecting $10.2 million of cash used in your determination of operating cash flows for the year ended December 31, 2015, while your balance sheets are indicating a decrease in inventories.

Response: We commit to provide better clarification when disclosing changes that are impacted by multiple factors in future filings. With regard to the discussion of operating cash flows and the impact of changes in inventories, we provide the following clarification:

You correctly note that the changes in our consolidated balance sheets from December 31, 2014 to December 31, 2015 indicated a decrease in inventory of $3,219 during 2015, while our discussion of operating cash flows discussed an increase of $10,190. The December 31, 2015 balance sheet was affected by the classification of our Green Machines outdoor city cleaning line as held for sale in August 2015. As a result, inventory of $4,679 was classified as Assets Held for Sale at December 31, 2015. In addition, inventory balances were negatively affected by currency translations of $8,729 in 2015 due to the devaluation of various foreign currencies, primarily the Euro and Brazilian Real.

Financial Statements

Notes to the Financial Statements

19. Segment Reporting, page 48

2.	We note you have aggregated four operating segments into one reportable segment. Please address the following:

•	Please help us understand why the company is organized into these four operating segments;

•
Please provide us with your analysis of the aggregation criteria in ASC 280-10-50-11. Please compare and contrast your operating segments relative to the areas listed in ASC 280-10-50-11(a) to (e). Regarding any differences among your operating segments, please tell us why you determined that disaggregation was not warranted; and

•
As part of your analysis of similar economic characteristics, please provide us with net sales, gross profit margin, and the profit measure used by the CODM for the last five fiscal years, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar and aggregation is appropriate. Please also address any differences in any trends these financial indicators may depict (e.g., net sales are decreasing for one operating segment but increasing for another, or there is a material gap in gross margins between operating segments.)

Response: ASC 280 - Segment Reporting defines the basis for identification of an operating segment, identification of the Chief Operating Decision Maker (CODM) and the criteria for aggregation of operating segments. In accordance with this guidance, our segment reporting analysis and conclusion follows:

Identification of Operating Segments per ASC 280-10-50-1:

An operating segment is a component of an entity:

a)	That engages in business activities from which it may earn revenues and incur expenses,

b)	Whose operating results which are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c)	For which discrete financial information is available.

Tennant organizes and combines its business activities into four main operating segments: North America and Latin America, which are combined into the Americas; EMEA (Europe, Middle East and Africa); and APAC (Asia Pacific). These operating segments mirror the structure by which we manage and internally report on the overall business.

Identification of Chief Operating Decision Maker

The Chief Operating Decision Maker identifies a function. That function is to allocate resources to, and assess the performance of, the segments of an enterprise. On a monthly basis, Tennant’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO) review a financial package as part of monthly business reviews. The financial package includes discussion of operating results at the consolidated level. Certain financial information is included for the Americas, EMEA, and APAC, as well as corporate expenses, to explain the consolidated results and may vary from month to month depending on where the significant activity is for the particular month. The main financial metrics for operating segments are Net Sales, Gross Margin and Gross Margin percentage.

We believe that Tennant’s CODM function is performed jointly by the CEO and CFO. This is based on the documents they each review as well as the CEO and CFO’s significant interaction when it comes to allocating resources and assessing performance of our operating segments.

Operating Segments

Based on the documents regularly reviewed by Tennant’s CODMs to make decisions about resources to be allocated to the segment and assess its performance, Tennant’s operating segments are considered to be: North America, Latin America, EMEA and APAC. Latin America and North America are often referred to as “Americas” as they are managed as one geographic area by the Vice President of Americas in Minneapolis, and we combine their results when discussing the region. Latin America sales represent approximately four percent of total consolidated sales, so we believe aggregation with North America is appropriate.

The guidance also notes that a corporate headquarters may not earn revenues, or may earn revenues that are only incidental to the activities of the enterprise, and would not be considered an operating segment. Accordingly, Tennant Corporate is not considered an operating segment even though it is stated separately from the Americas and International results.

Aggregation Criteria for Reporting Segments

Per ASC 280-10-50-11, “Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a. The nature of the products and services
b. The nature of the production processes
c. The type or class of customer for their products and services
d. The methods used to distribute their products or provide their services
e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.”

Our geographic operating segments are similar in each of the areas listed above. The nature of Tennant’s products and services are the same for all geographic operating segments as Tennant’s portfolio of products and the related services does not differ by operating segment. We sell our product portfolio to building service contract cleaners, industrial and retail facilities, healthcare facilities, schools and local, state and federal governments in all geographic operating segments. In all geographic operating segments, we distribute our products and services through our direct sales and service organization and also through a network of authorized distributors worldwide. There is no significantly different or unique regulatory environment for any of our operating segments.

All of our operating segments have similar economic characteristics and therefore we do not believe that the guidance contained in the codification that is related to determining whether to aggregate operating segments that do not meet the quantitative thresholds is applicable. Our key economic characteristic when we compare between our operating segments is gross profit margin. Our current internal structure and systems do not separate or allocate certain operating expenses which are borne in one geographic operating segment but are related to another operating segment, including our corporate headquarters. However, if allocation of such operating expenses were necessary to get to an operating profit margin, they would likely be made on a revenue basis and therefore the operating profit margin trend would not significantly differ from the gross margin trend shown below. Gross profit margin in a given geographic area will vary from time to time based on factors such as economic conditions, acquisitions, product launches, marketing campaigns, sales incentives, etc., however, as our products and services and the production process are the same worldwide, there are similar long-term average gross profit margins for our operating segments. Net sales in our EMEA and APAC segments are more volatile than our Americas region due to their larger exposure to foreign currency fluctuations and the larger number of countries in these regions, but their gross margins remain relatively consistent from year to year.

Please see Appendix A for historical comparisons of our operating segment gross margins.

Confidential Treatment Requested Pursuant to Rule 83 (17 CFR 200.83) for Appendix A.

In the future, we expect margins will continue to be similar between our operating segments due to company-wide efforts such as continued global sourcing of materials and manufacturing of products in the most advantageous geography to supply the rest of the business.

Conclusion: Based upon this information, we conclude that we meet the aggregation criteria set forth in ASC 280-Segment Reporting and have one reportable segment that consists of the design, manufacture and sale of products used in the maintenance of nonresidential surfaces.

3.	Please separately present your domestic net sales and long-lived assets as well as those of any foreign country which has material net sales and long-lived assets. Refer to ASC 280-10-50-41.

Response: We direct you to Footnote 19 in the Notes to the Financial Statements in our Form 10-K for the year ended December 31, 2015, where we disclose our domestic net sales and domestic long-lived assets by reference to Item 1, Business-Segment and Geographic Area Financial Information. There are no individual foreign countries which have net sales over 10% of total consolidated net sales. Long -lived assets located in the Netherlands totaled $9.7 million, $10.5 million and $11.3 million as of the years ended December 31, 2015, 2014 and 2013, respectively. There are no other individual foreign locations which have long-lived assets which represent more than 10% of our consolidated long-lived assets.

*    *    *    *    *

We hope that this letter responds adequately to the Staff’s concerns. If you have any further comments or concerns, please contact me at (763) 540-1204. Thank you for your time and consideration.

Very truly yours,

/s/ Thomas Paulson
Thomas Paulson
Senior Vice President and Chief Financial Officer

cc:
H. Chris Killingstad – President and Chief Executive Officer
Heidi M. Wilson – Senior Vice President, General Counsel and Secretary
Donal L. Mulligan – Audit Committee Chair, Tennant Board of Directors

APPENDIX A

* Portions omitted pursuant to a request for confidential treatment pursuant to Rule 83 and filed separately with the Securities and Exchange Commission.

Historical Results by Segment:

Year to Date as of December 31, 2015

in 000's	Americas	EMEA	APAC	TOTAL
Net Sales	$591,405	$139,834	$80,560	$811,799

Gross Margin	*	*	*	349,058

Gross Margin %	*	*	*	43.0%

Year to Date as of December 31, 2014

in 000's	Americas	EMEA	APAC	TOTAL
Net Sales	$569,004	$165,686	$87,293	$821,983

Gross Margin	*	*	*	352,427

Gross Margin %	*	*	*	42.9%

Year to Date as of December 31, 2013

in 000's	Americas	EMEA	APAC	TOTAL
Net Sales	$514,544	$157,208	$80,259	$752,011

Gross Margin	*	*	*	325,908

Gross Margin %	*	*	*	43.3%

Year to Date as of December 31, 2012

in 000's	Americas	EMEA	APAC	TOTAL
Net Sales	$491,661	$166,208	$81,111	$738,980

Gross Margin	*	*	*	325,296

Gross Margin %	*	*	*	44.0%

Year to Date as of December 31, 2011

in 000's	Americas	EMEA	APAC	TOTAL
Net Sales	$481,426	$188,338	$84,234	$753,998

Gross Margin	*	*	*	319,181

Gross Margin %	*	*	*	42.3%

Average

	Americas	EMEA	APAC	TOTAL
Gross Margin %	*	*	*	43.1%